UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D

☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Senmiao Technology Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

16F, Shihao Square, Middle Jiannan Blvd., High-Tech Zone

Address of Principal Executive Office (Street and number):

Chengdu, Sichuan, China 610000

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the annual report on Form 10-K for the fiscal year ended March 31, 2022 (the “Annual Report”) imposed time constraints that have rendered timely filing of the Annual Report impracticable without undue hardship and expense to the registrant. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant endeavors to file its Annual Report no later than fifteen calendar days following June 29, 2022, the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Xi Wen	+86 28	61554399
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant completed a corporate structure change, deconsolidating its two VIEs at the end of March 2022. Therefore, their comparative financial figures were reclassified to items named "XXXX-discontinued operations". Especially, their net operating results (the majority is Sichuan Jinkailong Automobile Leasing Co., Ltd.) were disclosed in a single line as "loss from discontinued operations". Management’s current reasonable estimates of the results of operation are as follows, which are subject to change upon the completion of the financial statements: (i) total revenues increased to approximately $4.9 million for the year ended March 31, 2022 from approximately $2.2 million for the year ended March 31, 2021; (ii) total costs of revenue increased to approximately $6.5 million for the year ended March 31, 2022 from approximately $2.0 million for the year ended March 31, 2021; (iii) loss from operations increased to approximately $11.5 million for the year ended March 31, 2022 from approximately $6.0 million for the year ended March 31, 2021; and (iv) gain from deconsolidation of discontinued operations was approximately $2.7 million for the year ended March 31, 2022, comparing with loss from discontinued operation of approximately $5.2 million for the year ended March 31, 2021; and (v) net income increased to approximately $4.0 million for the year ended March 31, 2022 from a net loss of approximately $12.7 million for the year ended March 31, 2021. Additional narrative and quantitative disclosure regarding the registrant’s results of operations for the year ended March 31, 2022 will be disclosed in the registrant’s Annual Report.

Senmiao Technology Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2022	By:	/s/ Xi Wen
Name: Xi Wen
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).